PE 2/28/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION Received SEC
WASHINGTON, D.C. 20549

MAR 03 2016

DIVISION OF
CORPORATION FINANCE

Washington, DC 20549

16004011

March 3, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section: 14a-8 (OPS)
Rule:
Public
Availability: 3-3-16

Re: General Electric Company
Incoming letter dated February 28, 2016

Dear Mr. Mueller:

This is in response to your letter dated February 28, 2016 concerning the shareholder proposal submitted to GE by Martin Harangozo. We also received letters from the proponent on February 9, 2016, February 25, 2016 and February 29, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

March 3, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated February 28, 2016

The proposal relates to cumulative voting.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that GE did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Feb 29, 2016 (Leap Year)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company
Shareholder proposal of Martin Harangozo

cc: General Electric Company
Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "Proponent") finds that the General Electric Company (the "Company") must include in its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners the proposal received from the proponent in its original version.

THE PROPOSAL

"...Cumulative Voting...." (The "Proposal") with an image previously provided.

BASIS FOR INCLUSION

This proposal is clear definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff"). The Company had no basis for asking the proponent to omit the image that was included in the original version of the proposal.

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the Staff.

The Staff has consistently supported this popular proposal from multiple proponents to numerous companies for many years. The proposal has been confirmed by the Staff as proper for the proxy statement. At issue is an image that was included in the original version of the proposal. The Company advised the proponent that the image violated Rule 14a-8. The proponent in an e-mail to the staff explained that he did not believe this to be true, but omitted the image for the purpose of reducing any opportunity to lose his shareholder voice. The proponent has read by way of Staff's website a decision by the Staff to concur with a different proponent who chose to include an image, and not succumb to the false direction of the Company (*see Jensen General Electric 2016)*. This decision by the Staff confirms the Proponents position that the image submitted by the Proponent must be included in the proxy statement.

The Company comically refers to the request for the original version of the proposal as a "a second bite at the Apple". But for the false deficiency notice by the Company, a "second bite" would not have occurred and therefore the Company's "second bite" comparison is not valid.

The company did not raise the matter that the 500 word limit was exceeded in the original false deficiency notice. The company mentions vague general ideas as a "picture is worth a thousand words". This position again is not supported by the staff (see again *Jensen, GE 2016*). Finally the Proponent believes the Company in its inconsistent and false effort to purport that the image brings the Proposal over the 500 word limit uses each day graphed as a word. The Company response "The three line graphs with the headings "General Electric" "Johnson & Johnson" and "Apple" contain over 17,946 data points capturing data for each trading day between a date earlier than January 1, 1991 and September 26, 2014. While each data point may not be labeled with a corresponding number, the data points may only be attributed meaning through the corresponding numbers that they represent, and should therefore each be counted individually" clearly is inserting in its count words that simply do not exist and should be disregarded.

CONCLUSION

The Proponent requests that the proposal by the Proponent in its original version with image must be in the Company's 2016 proxy statement. The Company had told the Staff that it intends to produce its proxy material on or about March 8 for the year 2013, (see *Harangozo GE 2013*) any response that the Staff has, if produced by that date for the year 2016, should be helpful in providing shareholders the proposal with the image as is proper under SEC rule 14a-8, and appreciated.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 28, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Supplemental Letter Regarding Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to a shareowner proposal and statement in support thereof (the "Original Proposal") submitted to our client, General Electric Company (the "Company"), by Martin Harangozo (the "Proponent") on November 7, 2015, which the Proponent withdrew when he submitted a revised proposal (the "Proposal") to the Company on November 23, 2015.

On December 15, 2015, we submitted a letter (the "No-Action Request") on behalf of the Company, notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to exclude the Proposal from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners (collectively, the "2016 Proxy Materials"). On January 25, 2016, the Staff indicated that it was unable to concur in our view that the Company could exclude the Proposal under Rule 14a-8(i)(4). *See General Electric Co.* (avail. Jan 25, 2016) (the "Initial No-Action Letter").

On February 9, 2016, after receiving the Staff's response to the Initial No-Action Letter, the Proponent submitted an email to the Company and the Staff, requesting that the Staff concur that the Original Proposal was "proper" and that the Company must include the Original Proposal in the 2016 Proxy Materials (the "Resubmission"). *See* Exhibit A. The Proponent submitted additional correspondence to the Staff via email on February 25, 2016. *See* Exhibit B. This letter is submitted to notify the Commission pursuant to Rule 14a-8(j) that the Company does not intend to include the Original Proposal in its 2016 Proxy Materials in response to the Resubmission.

I. Background.

The Proponent submitted the Original Proposal to the Company via email on November 7, 2015. *See* Exhibit A to the Initial No-Action Letter. The Original Proposal contained an image consisting of numerous graphs, various emoji and statements (the "Image"). *Id.* The Original Proposal also did not contain an adequate statement of the Proponent's intent to continue to hold the required number of shares through the date of the Company's annual meeting of shareowners. Accordingly, on November 13, 2015, we sent the Proponent a timely and proper deficiency notice (the "Deficiency Notice") (included in Exhibit A to the Initial No-Action Letter) on behalf of the Company via overnight mail, notifying the Proponent of the requirements of Rule 14a-8 and how to meet such requirements. With respect to the Image, the Deficiency Notice stated as follows:

> Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal and supporting statement consist of words and an "image." Rule 14a-8(d) permits a proposal and a supporting statement to consist of up to 500 words, but does not state that a proposal may include an "image" and does not state that companies are required to include in their proxy materials an "image" submitted by shareowners. To remedy this defect, you must revise the Proposal and supporting statement so that it consists solely of not more than 500 words and does not include an "image".

The Deficiency Notice also included a copy of Rule 14a-8. The Deficiency Notice was emailed and mailed on November 13, 2015, which was within 14 calendar days of the Company's receipt of the Original Proposal. Tracking information confirms that the Deficiency Notice was delivered to the Proponent on November 16, 2015. *See* Exhibit C, attached hereto.

On November 23, 2015, the Proponent responded to the Deficiency Notice by email, curing the statement of intent to continue to hold the required number of shares through the date of the Company's annual meeting of shareowners, and submitting the Proposal (included in Exhibit A to the Initial No-Action Letter). The Proposal was identical to the Original Proposal except that the Proposal did not include the Image or any other graphic and deleted the words "(see image)" from the Original Proposal. The Proposal was the subject of the No-Action Request. The Company's proposal submission deadline expired on November 11, 2015 and the 14-day period to respond to the Deficiency Notice expired on November 30, 2015.

On February 9, 2016, the Proponent submitted the Resubmission to the Staff, requesting that the Company include the Original Proposal (including the Image) in the Company's 2016 Proxy Materials, which the Proponent repeated in a letter emailed to the Staff on February 25, 2016.

II. Bases for Exclusion

We believe that the Resubmission may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(e)(2) and Rule 14a-8(f)(1) because the Resubmission improperly seeks to revise the Proposal after the expiration of the 14-day period to respond to the Deficiency Notice and the expiration of the Company's proposal submission deadline;

- Rule 14a-8(d) because the Resubmission exceeds 500 words;

- Rule 14a-8(i)(7) because the Original Proposal focuses upon the manner in which the Company finances its operations and manages existing debt, both of which are ordinary business matters; and

- Rule 14a-8(i)(3) because the Resubmission is rendered impermissibly misleading by its reinstatement of the ambiguous and unrelated Image.

We note that we are not requesting that the Proposal be excluded from the Company's 2016 Proxy Materials.

III. The Resubmission Improperly Seeks To Revise The Proposal After The Expiration Of The 14-Day Period To Respond To The Deficiency Notice And The Expiration Of The Company's Submission Deadline, In Violation Of Rule 14a-8(e)(2) And Rule 14a-8(f)(1).

The Proponent's Resubmission requested that the Staff concur "that the original version of the proposal with the image is proper [and that] the company then will need to include this original version with the image in the proxy material." The Resubmission is untimely under Rule 14a-8(e)(2), and therefore may be excluded from the Company's 2016 Proxy Materials.

After receiving the Original Proposal, we timely and properly submitted the Deficiency Notice and provided the Proponent the opportunity to cure.[1] After receiving the Deficiency Notice, the Proponent had a choice as to whether to revise the Original Proposal in response to the Deficiency Notice, or to face a possible challenge of the Original Proposal under Rules 14a-8(d) and 14a-8(f)(1). Within the 14-day period provided for under Rule 14a-8(f)(1), the Proponent chose to revise the Original Proposal by submitting the Proposal (without the Image), on November 23, 2015.

The Proponent sent the Resubmission via email on February 9, 2016, 90 days after the shareholder proposal deadline set forth in the Company's 2015 proxy statement and 71 days after the expiration of the 14-day period to respond to the Deficiency Notice. The Resubmission is an improper attempt by the Proponent to seek to revise the Proposal long after the applicable deadlines have passed.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2015 proxy statement to its shareowners on March 10, 2015. Pursuant to Rule 14a-5(e), the Company disclosed in its 2015 proxy statement the deadline for submitting shareowner proposals, as well as the method for submitting such proposals, for the Company's 2016 Annual Meeting of Shareowners. Specifically, page 30 of the Company's 2015 proxy statement states:

> **Proposals for Inclusion in Next Year's Proxy Statement**
>
> SEC rules permit shareowners to submit proposals for inclusion in our proxy statement if the shareowner and the proposal meet the requirements specified in SEC Rule 14a-8.
>
> - **When to send these proposals.** Any shareowner proposals submitted in accordance

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[1] In *General Electric Co.* (avail. Feb. 23, 2016), we set forth our view that a proposal with an image is not permitted under Rule 14a-8. Although the Staff did not concur with our view in that no-action letter, we do not view that response as meaning that images are *per se* permissible under Rule 14a-8. Moreover, once the Proponent submitted the Proposal, effectively withdrawing the Original Proposal, and the deadlines for submitting proposals and responding to the Deficiency Notice had expired, the terms of the Original Proposal ceased to be relevant.

with SEC Rule 14a-8 must be received at our principal executive offices no later than the close of business on November 11, 2015.

- **Where to send these proposals.** Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828.
- **What to include.** Proposals must conform to and include the information required by SEC Rule 14a-8.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2015 Annual Meeting of Shareowners was held on April 22, 2015, and the Company's 2016 Annual Meeting of Shareowners is scheduled to be held on April 27, 2016. Accordingly, the 2016 Annual Meeting of Shareowners will not be moved by more than 30 days, and thus, the deadline for shareowner proposals is that which is set forth in the Company's 2015 proxy statement.

As clarified by Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." *See* Section D.2. SLB 14F further states that, in such a situation, companies may "treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)." *Id.* The Company considers the Resubmission to be a third proposal that was not submitted before the Company's November 11, 2015 deadline, and also was not submitted within the 14-day period to respond to the Deficiency Notice (which expired on November 30, 2015) and thus, the Company does not intend to include the Resubmission in its 2016 Proxy Materials.

On numerous occasions, the Staff has concurred with the exclusion of proposals, including revised proposals, pursuant to Rule 14a-8(e)(2) on the basis that the proposal was received at the Company's principal executive offices after the deadline for submitting shareowner proposals. For example, in *IDACORP, Inc.* (avail. Mar. 16, 2012), the proponent submitted a revised proposal 55 days after the company's deadline. The company noted that per SLB 14F, revised proposals received after the deadline may be treated as second proposals, and that the company may submit a notice stating its intention to exclude the revised proposal. Even though the revised proposal was submitted directly to the SEC rather than to the company, the company argued that the revised proposal could be deemed a second proposal submitted after the deadline and excluded pursuant to Rule 14a-8(e)(2). The Staff accepted this argument and issued a no-action letter stating that it would not recommend enforcement action if the proposal was omitted. *See also*, *Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring in the exclusion of a proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over three months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

We recognize that the Proponent believes that the Company inaccurately asserted that the Original Proposal violated the 500-word limitation imposed by Rule 14a-8(d), particularly in light of the Staff's response in *General Electric Co.* (avail. Feb. 23, 2016). Nevertheless, the Proponent had the option, for 14 days following receipt of the Deficiency Notice, to determine at that time whether to face a possible challenge on this issue or to revise the Original Proposal. The Staff addressed a similar situation in *General Electric Co.* (avail. Dec. 30, 2014), in which a proponent submitted alternative forms of his proposal in response to a deficiency notice under Rule 14a-8(d) (including an "image" that is identical to the Image that the Proponent included in the Original Proposal), and proposed a number of alternative formulations of his proposal contingent upon the Staff's determination of which of the alternatives satisfied the 500-word limitation.[2] There, the Staff did not accept the contingent, alternative revisions to the proposal as responsive to the Company's deficiency notice, and concurred that the Proposal could be excluded, noting in particular our view that the proposal with the image was excludable under Rule 14a-8(d) and our view "that the proponent failed to reduce the proposal to fewer than 500 words within 14 days of receipt of GE's request." *See HealthSouth Corp.* (avail. Mar. 28, 2006, *recon. denied.* Apr. 6, 2006) (Staff did not take a contingent revision into account when determining that a proposal exceeded the 500-word limitation).

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2 For example, the proponent stated, "If and only if the SEC does not permit the image to be regarded as one word, (the third alternative), the image is to be entirely disregarded with the words, including the open parenthesis and closing parenthesis, 'see image', be removed *[sic]*."

In the Resubmission, the Proponent seeks to revise the Proposal through a process that is untimely, not permitted under Rule 14a-8 and inconsistent with SLB 14F and the precedent cited above. Having determined not to challenge our view that the Original Proposal exceeded the 500-word limitation, the Proponent may not now seek "a second bite at the apple." Accordingly, under Rules 14a-8(e)(2) and 14a-8(f)(1), we believe that the Company properly may exclude the Original Proposal in the Proxy Materials in response to the Resubmission, and we request that the Staff concur in this determination.

IV. The Resubmission May Be Excluded Under Rule 14a-8(d) Because The Resubmission Exceeds 500 Words.

While we believe that the Resubmission is improper and therefore that the Company properly may exclude the Original Proposal on procedural grounds under Rule 14a-8(e)(2), we also believe (as stated in the Deficiency Notice) that the Original Proposal is excludable under Rule 14a-8(d) because it exceeds 500 words.

Rule 14a-8 provides, in its first sentence, that in certain situations "a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy." Although no current provision of Rule 14a-8 expressly states that a company must include a shareowner's supporting statement in its proxy statement, Rule 14a-8 at times uses the term "proposal" to include the proponent's "corresponding statement in support . . . (if any)", and in several places Rule 14a-8 makes reference to a shareholder proposal being included in a company's proxy statement along with "any supporting statement." Prior to being amended in 1998 to reflect a "plain English" question and answer format, Rule 14a-8 more clearly addressed exactly what Rule 14a-8 required a company to include in its proxy statement, specifically addressing supporting statements. Former Rule 14a-8(b)(1) stated, "The registrant, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words." Under this provision, the name and address of the proponent were not part of the supporting statement, so Rule 14a-8(b)(2) separately addressed identification of the proponent, stating, "The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the registrant to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor." Nothing in Rule 14a-8 required a company to include in its proxy statement anything other than the shareowner's proposal, supporting statement and identification. In 1998, referring to its decision to rephrase Rule 14a-8 into a plain English question and answer format, the Commission stated, "Unless specifically indicated otherwise, none of these revisions are intended to signal a change in our current interpretations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release") at n.13.

We continue to believe that Rule 14a-8 does not require a company to include in its proxy statement an image that accompanies a proposal or supporting statement. Rule 14a-8(a) refers to a shareowner's "statement in support of your proposal." A "statement" is defined by Merriam-Webster dictionary as "something that you say or write in a formal or official way: something that is stated." *Statement*, Merriam-Webster, http://www.merriam-webster.com/dictionary/statement (last visited Feb. 28, 2016). Oxford Dictionaries, also known as New Oxford American Dictionary, defines "statement" as "[a] definite or clear expression of something in speech or writing." *Statement*, Oxford Dictionaries, http://www.oxforddictionaries.com/us/definition/american_english/statement (last visited Feb. 28, 2016). An image is not an expression in speech or writing; an image is not a "statement." Consistent with the pre-1998 wording, Rule 14a-8(d) states, "The proposal, including any accompanying supporting statement, may not exceed 500 words." Images are not words, and therefore are not authorized under Rule 14a-8(d).

Nevertheless, even if the Staff determines to attempt to equate images to words, the Original Proposal (with the Image) exceeds 500 words. As is well-known, a picture is worth 1,000 words, so the Image exceeds the 500-word limitation. In addition, companies have at times in the past sought to avoid the issue of whether an image is permissible under Rule 14a-8 by dissecting elements of an image and equating them to words. Even under that approach, the Original Proposal (with the Image) exceeds 500 words. *See Aetna Life & Casualty Co.* (avail. Jan 18, 1995) (Staff concurred in the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the proponent attempted to circumvent the 500-word limit by using charts and graphs); *American Express Co.* (avail. Jan. 18, 1995) (concurring with the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the company argued that the proponent's initial "proposal and supporting statement well exceed the 500-word limit: the proposal and support consists of over 4 pages of single spaced charts and verbiage").

In fact, in *General Electric Co.* (avail. Dec. 30, 2014), the Staff concurred that a proposal containing the same image as the Image exceeded the 500-word limit. Thus, consistent with Staff precedent, the Resubmission may be excluded from the 2016 Proxy Materials because the Original Proposal, including the supporting statement and Image, exceeds the 500-word limitation in Rule 14a-8(d), even under a conservative count. In arriving at this calculation and consistent with *General Electric Co.*:

- We have counted each symbol (including "@", "%", "=", "☺" and "☹") as a separate word. *See Intel Corp.* (avail. Mar. 8, 2010) (stating that, in determining that the proposal appears to exceed the 500-word limitation, "we have counted each percent symbol and dollar sign as a separate word").

- We have treated words separated by "/" as multiple words. *See Minnesota Mining & Manufacturing Co.* (avail. Feb. 27, 2000) (concurring with the exclusion of a shareowner proposal under Rules 14a-8(d) and 14a-8(f) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word). Accordingly, we have counted "Debt/Earnings" as multiple words.

- We have counted "CEO", "GE", "JNJ" and "AAPL" as multiple words. Because each letter in an acronym is simply a substitute for a word, to conclude otherwise would permit proponents to evade the clear limits of Rule 14a-8(d) by using acronyms rather than words. We believe that the familiarity of an acronym is an arbitrary distinction and is irrelevant as to whether it represents one or multiple words. The acronym "CEO," for example, is universally understood as referring to the term "chief executive officer," a term that is three words.

- We have counted each date that references a day, a month and a year as three words. For example, we have counted "9/11/01" as three words.

- The three line graphs with the headings "General Electric" "Johnson & Johnson" and "Apple" contain over 17,946 data points capturing data for each trading day between a date earlier than January 1, 1991 and September 26, 2014. While each data point may not be labeled with a corresponding number, the data points may only be attributed meaning through the corresponding numbers that they represent, and should therefore each be counted individually.

Thus, consistent with the precedent discussed above, the Original Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Original Proposal contains 18,291 words or word-like elements. Accordingly, we request that the Staff concur that the Company may exclude the Original Proposal under Rule 14a-8(d) as it exceeds the 500-word limitation.

V. The Original Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

If the Image is treated as part of the Proponent's supporting statement, the inclusion of the Image makes the Original Proposal a forum for the Proponent to set forth his concerns about the alleged impact of the Company's debt to earnings ratio on share value. As discussed below, this implicates the Company's ordinary business operations and thus makes the Original Proposal excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release.

In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." 1998 Release.

When evaluating whether a proposal asking for a review and report may be excluded under Rule 14a-8(i)(7), the Staff evaluates whether the underlying subject matter of the resolution and its supporting statement, taken as a whole, involves a matter of ordinary business to the company. Staff Legal Bulletin No. 14C, Section D.2 (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") For example, in *General Electric Co. (St. Joseph Health System)* (avail. Jan. 10, 2005), the Staff considered a proposal raising a general corporate governance matter by requesting that the company's compensation committee "include social responsibility and environmental (as well as financial) criteria" in setting executive compensation, where the proposal was preceded by a number of recitals addressing executive compensation but the supporting statement read, "we believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:", and then set forth a number of paragraphs regarding an alleged link between teen smoking and the depiction of smoking in movies. The company argued that the supporting statement evidenced the proponents' intent to "obtain[] a forum for the [p]roponents to set forth their concerns about an alleged risk between teen smoking and the depiction of smoking in movies," a matter implicating the company's ordinary business operations. The Staff permitted exclusion of the proposal under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Johnson & Johnson (Northstar)* (avail. Feb. 10, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal with a resolution concerning the general political activities of the company where the preamble paragraphs to the proposal indicated that the thrust and focus of the proposal was on specific company political expenditures, which are ordinary business matters); *The Walt Disney Co.* (avail. Dec. 15, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal identical to the proposal in *General Electric Co. (St. Joseph Health System)* (avail. Jan. 10, 2005), where the company argued that the proponents were attempting to "us[e] the form of an executive compensation proposal to sneak in its otherwise excludable opinion regarding a matter of ordinary business (on-screen smoking in the [c]ompany's movies)").

Here, we believe the Original Proposal is properly viewed as relating to the Company's ordinary business operations, specifically the Company's debt to earnings ratio and the alleged implications for the Company's stock price. Other than the text of the resolution set forth in the Original Proposal, and a sentence asking shareowners to vote "for" the Original Proposal, the supporting statement consists of three sentences. Two of those sentences, consisting of 18 words in total, address cumulative voting, which is the subject of the resolution. The third sentence, consisting of 24 words, refers to the alignment between "shareholder performance" and "CEO performance" and refers to the Image. The Image, consisting of numerous graphs, emoji and statements, dominates the Original Proposal. In this regard, the Original Proposal is comparable to the proposals cited above, which the Staff concurred could be excluded under Rule 14a-8(i)(7) because the resolution addressed one topic but the supporting statements resulted in the proposal operating as a referendum on ordinary business matters.

The Image is captioned "Debt/Earnings (DE) Study: GE, JNJ, AAPL" and includes the following statement: "Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades." The Image purports to compare the Company's debt to earnings ratio at an unspecified point in time and the Company's stock price volatility over a thirteen year period ending in 2014, and to present the same information for two other companies. The Image also appears to compare purported realizable returns from actual and hypothetical stock transactions by the Company's chief executive officer to hypothetical returns (apparently excluding dividends) of shareowners who held shares, implying that the Company's chief executive officer has benefitted from stock price volatility. In contrast to the Proposal, which addressed cumulative voting, the thrust and focus of the Original Proposal, including the Image, is the manner in which the Company finances its operations by issuing corporate debt, and the Company's management of its debt to earnings ratio.

The Staff has on multiple occasions concluded that the manner in which a company finances its operations is within the ordinary business operations of the company. *See, e.g., General Dynamics Corp.* (avail. Mar. 23, 2000) (concurring in exclusion when the company argued that the proposal's request that the company obtain precious metals without relinquishing its current cash and mineral reserves would require the company to "abandon the investment strategy implemented by management"); *Sempra Energy* (avail. Feb. 7, 2000) (concurring in exclusion of proposal that required revenue to be invested in certain utilities and, according to the Staff, "relat[ed] to . . . investment and operational decisions"); *California Real Estate Investment Trust* (avail. July 6, 1988) (concurring in exclusion of a proposal that dictated the policy for purchasing real estate, and, according to the Staff, "relat[ed] to . . . the determination of investment strategies").

Likewise, the Staff has concurred that management of existing debt is excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See Vishay Intertechnology, Inc.* (avail. Mar. 28, 2008) (concurring in exclusion of a proposal that requested the company to reduce certain debt through the sale of subsidiaries).

Here, the Original Proposal, through the use of the Image, focuses on whether the Company should reduce its debt to earnings ratio. As with the proposals in *General Electric Co. (St. Joseph Health System)* and *The Walt Disney Co.*, where the thrust and focus of the proposals was to present a forum for addressing the proponent's concern over cigarettes even though the proposal addressed a different topic, here the Original Proposal with the Image serves as a forum for the Proponent's concern over an alleged link between corporate debt and stock price volatility, and therefore functions as a referendum on the Company's management of its corporate debt. Like *Vishay*, therefore, the Original Proposal is excludable under Rule 14a-8(i)(7) because it concerns an ordinary business matter. Because the Original Proposal concerns how the Company finances its operations and manages its debt, it may properly be excluded under Rule 14a-8(i)(7).

VI. The Resubmission Improperly Seeks To Include The Image, Which Is Misleading In Violation Of Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-5(a), which requires information in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and are therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Noting that "rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole," the Staff has observed that "this objection [that a proposal 'is so inherently vague or indefinite'] also may be appropriate where the proposal and the supporting statement, when read together, have the same result." *Id.*; *see New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("The proposal . . . lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.").

Moreover, the Staff on numerous occasions has concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion under Rule 14a-8(i)(3) where the supporting statement and the proposal were inconsistent or unrelated. Notably, in *General Electric Co.* (avail. Jan. 23, 2014), the Staff concurred that the Company could omit the entire supporting statement submitted by the Proponent under Rule 14a-8(i)(3) where the Company argued that the statements, as with the Image here, were vague and unrelated to the subject of the proposal. As with the Original Proposal, the proposal considered by the Staff in 2014 requested that the Company adopt cumulative voting and set forth the same two statements in support of cumulative voting that are contained in the Original Proposal. In that case, the proposal and those two sentences were accompanied by rambling and disjointed statements that appeared primarily to serve as a platform for the Proponent's concern with the

Company's use and management of its debt financing.[3] Just as he did two years ago, with the Original Proposal the Proponent is attempting to use a proposal on cumulative voting as a vehicle for his vague and unsubstantiated assertions that there is a correlation between the Company's use of debt financing and its stock price volatility.

Consistent with the standards and precedents cited above, the Resubmission is excludable because it contains misleading information in the accompanying Image. The Image, entitled "Debt/Earnings (DE) Study: GE, JNJ, APPL," purports to show debt to earnings ratios of the Company, Johnson & Johnson and Apple Inc. and an associated graph for each company, with an added graph labeled "One Dollar: Shareholder Vs Immelt." The Image is referenced in the text of the Original Proposal's supporting statement:

> The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

All four of the graphs in the Image are ambiguous because they do not contain any labels on their y-axes indicating what the numbers represent or how they relate to the subject of the proposal. In addition, the underlying assertion stated at the bottom of the Image, that corporate debt results in stock price volatility, is misleading, as there is no basis for correlating debt levels to individual company stock prices. In any event, given the lack of meaningful detail, a shareowner would be unable to determine the intended meaning of the Image with any degree of certainty. Moreover, the Image is misleading because it is not logically consistent with the terms of the Original Proposal. While the Original Proposal references the Image in stating that cumulative voting would better align Company shareowner and CEO stock performance, the Image itself contains nothing to support this arbitrary assertion. In short, the Image presents a confusing array of data that bears no meaningful relation to the terms of the Original Proposal.

---

3 For example, the statements referred to "General Electric [being] loaded with debt," addressed the Company's share price return over an eleven-year period, and stating that "[s]hareholders must act now to correct General Electric *[sic]* so called outperformance polarity, raise performance to market average, even better, the very handsome debt free performance, avoid Bethlehem Steel's demise, perpetually grow *[sic]*." In the midst of several references to debt-free companies, the Proponent proposes that "[d]ebt free indexing will Control Poke Yoke *[sic]* General Electric benefiting pensioners, shareholders, employees, suppliers, governments, the world."

As such, the Image is excludable under Rule 14a-8(i)(3) because it contains vague and misleading information that renders the Original Proposal impermissibly misleading as a whole.

CONCLUSION

Based upon the foregoing analysis, we request that the Staff concur that it will take no action if the Company does not include the Resubmission (the Original Proposal with the Image) in its 2016 Proxy Materials. Consistent with the Initial No-Action Letter, the Company intends to include the Proposal (which excludes the Image) in its 2016 Proxy Materials. We note that the Company is making this submission after the 80-day timeframe set forth in Rule 14a-8(j), and in fact that the Company needs to finalize the 2016 Proxy Materials on Thursday, March 3, 2016. We respectfully note that the reason for the delay is that the Proponent submitted the Resubmission 90 days after the shareholder proposal deadline set forth in the Company's 2015 proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Brian Sandstrom, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2671.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Brian Sandstrom, General Electric Company
Martin Harangozo

EXHIBIT A

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 09, 2016 4:53 PM
To: shareholderproposals@SEC.GOV
Cc: Mueller, Ronald O.
Subject: Fw: Rule 14a-8 no-action response: General Electric Company / Martin Harangozo
Attachments: General Electric Company (Martin Harangozo).pdf; HarangozoGEProposal2015V1.docx; HarangozoGEProposal2015V1Image.docx.pptx

Ladies and Gentlemen

I Martin Harangozo (The Proponent) am pleased by the ruling of the SEC (Staff) that the shareholder proposal by the proponent is consistent with rule 14a-8.
The proponent also believes that the original version of the proposal submitted is consistent with rule 14a-8. The General Electric Company (Company) requested the original proposal to be modified to cure deficiencies. The beliefs of the proponent notwithstanding, the proposal was modified per the company request as a conservative position for the best possible chance for a voice in the shareholder process.

Given that the proposal has achieved victory, the proponent requests that the staff concur in the view of the proponent that the company had no basis, or authorization, or jurisdiction for claiming that the image or the reference to the image is improper in the shareholder proposal (attached in original version).

Rule 14a-8 does not prohibit the use of an image, nor does it require exclusively that words and only words may be used. The Company did not claim that the proposal including the image exceeds 500 words. Rule 14a-8 makes no requirements of the positioning of words in a proposal and therefore most every proposal with its variations in text, size, and positioning is an image.

With the concurrence of the staff, that the original version of the proposal with the image is proper, the company then will need to include this original version with the image in the proxy material.

Kind regards

-Martin Harangozo
cc Ronald Mueller (GibsonDunn)

— On Mon, 1/25/16, shareholderproposals <shareholderproposals@SEC.GOV> wrote:

> From: shareholderproposals <shareholderproposals@SEC.GOV>
> Subject: Rule 14a-8 no-action response: General Electric Company / Martin Harangozo
> To: "shareholderproposals@gibsondunn.com" <shareholderproposals@gibsondunn.com>
> Cc: *** FISMA & OMB Memorandum M-07-16 ***
> Date: Monday, January 25, 2016, 1:00 PM
>
>
>
>
>
>

>
>
> Please see the attached
> Rule 14a-8 no-action response. If you have any questions or
> are unable to open the attachment, please call the Office of
> Chief Counsel in the SEC's Division of Corporation
> Finance at (202) 551-3520.
>
>
>
>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 15, 2015

Dear Mr. Mueller:

This is in response to your letters dated December 15, 2015 and January 15, 2016 concerning the shareholder proposal submitted to GE by Martin Harangozo. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Martin Harangozo
*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 15, 2015

The proposal requests that the board take the necessary steps to provide for cumulative voting in the election of directors.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Ryan J. Adams
Attorney-Adviser

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL

Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

Shareholders during the same time are **down 55%**.



One Dollar:
Shareholder Vs Immelt
30
25
20
15
10
5
0
1
0.5
25.6
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)

DE = 25 **Very High**
45% Drop (9/11/01- 9/26/2014)

DE = 1 **Very Low**
92% Gain (9/11/01- 9/26/2014)

DE = 0 (2-3-2004) **Perfect!**
480% Gain (9/11/01- 9/26/2014)



General Electric
Johnson & Johnson
Apple
09-11-2001
1990
1995
2000
2005
2010

Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades

EXHIBIT B

From:	Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, February 25, 2016 5:19 AM
To:	shareholderproposals@sec.gov
Cc:	brian.sandstrom@ge.com; brackett.denniston@ge.com; Mueller, Ronald O.
Subject:	Shareholder proposal of MartinHarangozo to General Electric
Attachments:	GEHarangozo2016ProposalWithImage.docx; GEHarangozo2015OriginalVersion.docx; HarangozoImage.pptx; GEHarangozo2015AcceptedVersion.docx

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company
Shareholder proposal of Martin Harangozo

cc: General Electric Company
Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "proponent") finds that the General Electric Company (the "Company") must include in its proxy statement and form of proxy for its 2016 Annual Meeting of Shareowners the proposal received from the proponent in its original version.

THE PROPOSAL

"...Cumulative Voting...." (The "Proposal") with an image (attached, including original and accepted versions of the proposal). The only difference is the words (see image) in the original version, and the image.

BASIS FOR INCLUSION

This proposal is clear definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff"). The Company had no basis for asking the proponent to omit the image that was included in the original version of the proposal.

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the Staff.

The Staff has consistently supported this popular proposal from multiple proponents to numerous companies for many years. The proposal has been confirmed by the Staff as proper for the proxy statement. At issue is an image that was included in the original version of the proposal. The Company advised the proponent that the image violated Rule 14a-8. The proponent in an e-mail to the staff explained that he did not believe this to be true, but omitted the image for the purpose of reducing any opportunity to lose his shareholder voice. The proponent has read by way of Staff's website a decision by the Staff to concur with a different proponent who chose to include an image, and not succumb to the false direction of the Company (*see Jensen General Electric 2016)*. This decision by the Staff confirms the Proponents position that the image submitted by the Proponent must be included in the proxy statement.

CONCLUSION

The Proponent requests that the proposal by the Proponent in its original version with image must be in the Company's 2016 proxy statement. The Company had told the Staff that it intends to produce its proxy material on or about March 8 for the year 2013, (see *Harangozo GE 2013*) any response that the Staff has, if produced by that date for the year 2016, should be helpful in providing shareholders the proposal with the image as is proper under SEC rule 14a-8, and appreciated.

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL

Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

Shareholders during the same time are **down 55%**.


One Dollar:
Shareholder Vs Immelt
30
25
20
15
10
5
0
25.6
1
0.5
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)

DE = 25 **Very High**

45% Drop (9/11/01- 9/26/2014)

DE = 1 **Very Low**

92% Gain (9/11/01- 9/26/2014)

DE = 0 (2-3-2004) **Perfect!**

480% Gain (9/11/01- 9/26/2014)


General Electric
Johnson & Johnson
Apple
09-11-2001
1990
1995
2000
2005
2010

Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance.

"If you AGREE, please mark your proxy FOR this resolution."

GIBSON DUNN

EXHIBIT C

Pages 37 through 39 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

From: Martin Harangozo
To: shareholderproposals
Cc: RMueller@gibsondunn.com
Subject: Fw: Rule 14a-8 no-action response: General Electric Company / Martin Harangozo
Date: Tuesday, February 09, 2016 4:53:29 PM
Attachments: General Electric Company (Martin Harangozo).pdf
HarangozoGEProposal2015V1.docx
HarangozoGEProposal2015V1Image.docx.pptx

Ladies and Gentlemen

I Martin Harangozo (The Proponent) am pleased by the ruling of the SEC (Staff) that the shareholder proposal by the proponent is consistent with rule 14a-8.
The proponent also believes that the original version of the proposal submitted is consistent with rule 14a-8. The General Electric Company (Company) requested the original proposal to be modified to cure deficiencies. The beliefs of the proponent notwithstanding, the proposal was modified per the company request as a conservative position for the best possible chance for a voice in the shareholder process.

Given that the proposal has achieved victory, the proponent requests that the staff concur in the view of the proponent that the company had no basis, or authorization, or jurisdiction for claiming that the image or the reference to the image is improper in the shareholder proposal (attached in original version).

Rule 14a-8 does not prohibit the use of an image, nor does it require exclusively that words and only words may be used. The Company did not claim that the proposal including the image exceeds 500 words. Rule 14a-8 makes no requirements of the positioning of words in a proposal and therefore most every proposal with its variations in text, size, and positioning is an image.

With the concurrence of the staff, that the original version of the proposal with the image is proper, the company then will need to include this original version with the image in the proxy material.

Kind regards

-Martin Harangozo
cc Ronald Mueller (GibsonDunn)

--- On Mon, 1/25/16, shareholderproposals <shareholderproposals@SEC.GOV> wrote:

> From: shareholderproposals <shareholderproposals@SEC.GOV>
> Subject: Rule 14a-8 no-action response: General Electric Company / Martin Harangozo
> To: "shareholderproposals@gibsondunn.com" <shareholderproposals@gibsondunn.com>
> Cc: *** FISMA & OMB Memorandum M-07-16 ***
> Date: Monday, January 25, 2016, 1:00 PM
>
>
>
>
>
>
>
>
> Please see the attached
> Rule 14a-8 no-action response. If you have any questions or
> are unable to open the attachment, please call the Office of
> Chief Counsel in the SEC's Division of Corporation
> Finance at (202) 551-3520.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 15, 2015

Dear Mr. Mueller:

This is in response to your letters dated December 15, 2015 and January 15, 2016 concerning the shareholder proposal submitted to GE by Martin Harangozo. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Martin Harangozo
*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 15, 2015

The proposal requests that the board take the necessary steps to provide for cumulative voting in the election of directors.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Ryan J. Adams
Attorney-Adviser

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL

Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he **gains 2,580%**

Shareholders during the same time are **down 55%**.



One Dollar:
Shareholder Vs Immelt
30
25
20
15
10
5
0
1
0.5
25.6
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)

DE = 25 **Very High**

45% Drop (9/11/01- 9/26/2014)

DE = 1 **Very Low**

92% Gain (9/11/01- 9/26/2014)

DE = 0 (2-3-2004) **Perfect!**

480% Gain (9/11/01- 9/26/2014)



General Electric
Johnson & Johnson
Apple
09-11-2001
25.63
107.10
100.75
1990
1995
2000
2005
2010

Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades